TASEKO ANNOUNCES 2012 SECOND QUARTER PRODUCTION AND SALES RESULTS

July 9, 2012, Vancouver, BC - Taseko (TSX: TKO; NYSE Amex: TGB) (the "Company") announces 2012 second quarter total production of 23.9 million pounds of copper and 379,000 pounds of molybdenum at its 75% owned Gibraltar Mine.

Total sales for the quarter were 26.4 million pounds of copper and 361,000 pounds of molybdenum. Taseko's 75% share of total sales was 19.8 million pounds of copper and 271,000 pounds of molybdenum which compares to 12.7 million and 354,000 pounds in the first quarter.

Additionally, last week the Company took advantage of short-term copper price strength to purchase copper put options for the first half of 2013. The put options have a strike price of US$3.00 per pound of copper and represent approximately 60% of Taseko’s share of production.

Russell Hallbauer, President and CEO of Taseko, commented, “Given current commodity pricing volatility, we felt it was prudent to secure a minimum revenue stream for the first half of 2013. Our existing $3.50 copper put options, purchased at this time last year when the copper price was above $4.00, provided realized gains in June as the price dipped as low as $3.30. As an operator with 90% of our revenue generated from copper sales, we need to insure our profitability, especially when the global economy is distressed, as it is today.”

Note: Gibraltar is a Joint Venture owned by Taseko Mines Limited (75%) and Cariboo Copper Corp. (25%). All production figures are reported on a 100% basis.

For further information on Taseko, please see the Company’s website www.tasekomines.com or contact:

Brian Bergot, Director, Investor Relations - 778-373-4533 or toll free 1-877-441-4533

Russell Hallbauer
President and CEO

No regulatory authority has approved or disapproved of the information contained in this news release.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This document contains “forward-looking statements” that were based on Taseko’s expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These included but are not limited to:

•        uncertainties and costs related to the Company’s exploration and development activities, such as those associated with continuity of mineralization or determining whether mineral resources or reserves exist on a property;
•        uncertainties related to the accuracy of our estimates of mineral reserves, mineral resources, production rates and timing of production, future production and future cash and total costs of production and milling;
•        uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;
•        uncertainties related to our ability to complete the mill upgrade on time estimated and at the scheduled cost;

•        uncertainties related to the ability to obtain necessary licenses permits for development projects and project delays due to third party opposition;
•        uncertainties related to unexpected judicial or regulatory proceedings;
•        changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations, particularly laws, regulations and policies;
•        changes in general economic conditions, the financial markets and in the demand and market price for copper, gold and other minerals and commodities, such as diesel fuel, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;
•        the effects of forward selling instruments to protect against fluctuations in copper prices and exchange rate movements and the risks of counterparty defaults, and mark to market risk;
•        the risk of inadequate insurance or inability to obtain insurance to cover mining risks;
•        the risk of loss of key employees; the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;
•        environmental issues and liabilities associated with mining including processing and stock piling ore; and
•        labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Taseko, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.gov and home jurisdiction filings that are available at www.sedar.com.